Filer: North American Scientific, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: North American Scientific, Inc.
Commission File No.: 0-26670

Conference Call Script

October 27, 2003

SLIDE 1 – NORTH AMERICAN SCIENTIFIC LOGO AND SLOGAN

Mike Cutrer:

Good morning and thank you for joining us on short notice.  I am Mike Cutrer, President and CEO of North American Scientific.  I am joined here today by Alan Edrick, our CFO, and John Manzetti, President and CEO of NOMOS Corporation. I want to welcome you to our call today to discuss NASI’s planned acquisition of NOMOS.

We are broadcasting a slide presentation live to accompany today’s formal remarks on our website at www.nasi.net. We will make several references to the charts, pictures and data presented.  Following this call, an archive of the audio and slide presentation will be available on NASI’s investor relations website.

SLIDE 2 – NASI TO ACQUIRE NOMOS

This morning, we announced the signing of a definitive merger agreement to acquire NOMOS Corporation,  a privately-held company based in Pennsylvania, near Pittsburgh. NOMOS is a leader in a medical treatment known as Intensity Modulated Radiation Therapy or “IMRT” and their strategic fit with us is exceptional.  NOMOS will operate as a subsidiary of NASI and its Pennsylvania facility will continue to serve as the base of operations for the NOMOS business. This transaction is of great strategic importance to both parties.   We expect that the addition of NOMOS will more than triple our projected 2003 revenue in the first twelve months following the acquisition and will strengthen our pathway to continued growth and leadership in the field of radiation therapy.

We hope that this call will answer many of the basic questions associated with the proposed transaction such as why we chose to enter the IMRT space, why we selected NOMOS as our partner, why do this transaction now and how NOMOS’ products serve the overall radiation therapy market.  There will also be a Q&A period at the end of the call.

We are extremely excited about NOMOS joining the North American Scientific family.  Before I comment further on the news, Alan Edrick will provide a brief overview of the transaction terms and related financial aspects.

SLIDE 3 – FORWARD LOOKING STATEMENTS

Alan Edrick:

Thank you Mike.  Before I begin, I would like to remind you that this call and the presentation will contain forward looking statements under the federal securities laws.

In connection with this conference call, the Company wishes to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to statements that may be deemed to be forward-looking statements under the Act.  Statements throughout today’s presentation that are not historical facts may be considered forward looking statements that are subject to a variety of risks and uncertainties.  There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.  Please refer to those risk factors included in the Company’s filings with the Securities and Exchange Commission.

SLIDE 4 – FORWARD LOOKING STATEMENTS: PART II

Please also note that in connection with the proposed transaction, NASI expects to file with the Securities and Exchange Commission a registration statement on Form S-4, which will include a joint proxy statement of NASI and NOMOS for meetings of our respective stockholders to consider and vote upon the proposed transaction.  Investors and other interested parties are urged to carefully read the joint proxy statement and any related documents when they become available, as they will contain important information.  The joint proxy statement when filed by the Company will be made available at no expense at the SEC’s website at www.sec.gov or at NASI’s website at www.nasi.net. You may also obtain a hard copy free of charge by directing a request to NASI Investor Relations.

SLIDE 5 – TRANSACTION SUMMARY

Now I’ll spend a few moments discussing the financial aspects of the transaction and later will return to discuss the impact on our financial statements.

NASI is purchasing NOMOS for a combination of cash and stock.  NOMOS’ common and preferred stockholders will receive an aggregate of 5.3 million NASI shares in the transaction and approximately $12 million in cash in exchange for all of the outstanding capital stock of NOMOS. NASI will also assume NOMOS’ existing options and warrants.  Following the closing of the deal, which we expect will occur in the first calendar quarter of 2004, existing NASI stockholders will own, on a diluted basis, approximately 62.5% of the merged company and NOMOS stockholders will own approximately 37.5%.

Based upon NASI’s closing price on Friday of $7.05 per share and using NOMOS’ fully diluted net shares outstanding, the transaction value is approximately $56 million.  For financial accounting purposes, the value of the transaction will be finalized using a stock price that represents the average closing price several days before and after the announcement of this transaction.  Once the price is finalized the allocation of the purchase price will be based upon an appraisal to be completed at closing.

The merger agreement includes lock-up periods for key NOMOS stockholders. After the transaction, NOMOS’ Chairman and largest stockholder, John Friede, will own approximately 14% of the combined company, and he will be subject to an 18 month lockup period while certain other stockholders and management are subject to lock-up periods ranging from six months to one year.  In addition, upon closing John Friede and John Manzetti will join the NASI Board of Directors.

I will now turn it back over to Mike who will discuss the strategic elements of the deal and give you some flavor of NOMOS’ products and markets.  I’ll discuss the positive financial impact that we expect this deal will have towards the end of the presentation.

Mike Cutrer:

SLIDE 6 – TITLE SLIDE – TRANSACTION RATIONALE

Thank you Alan.

As I mentioned earlier, we want to be sure to answer some basic questions so first let me turn to the question of why NASI is expanding into the external beam radiation sector.    The combination of the two companies creates the foundation for a strong and diverse position in the radiation therapy market, with North American Scientific’s brachytherapy products and NOMOS’ treatment planning and image guidance technologies.  As we recognized early in the development of our brachytherapy products, offering both I-125 and Pd-103 was a necessity if we wanted to address 100% of the seed market. Adding NOMOS’ expertise in IMRT now allows us to address the much larger overall radiation therapy market.   The capabilities that NOMOS brings will allow us to treat not only prostate cancer but also cancers of the brain, head and neck, lung, breast and other solid tumors.   We believe that the acceptance and use of IMRT is increasing and that the combination of the two companies will allow us to grow more rapidly in the global radiation therapy marketplace.

Together we will have a significantly larger market presence than either company currently has alone in terms of products that we can offer to our customers.  Our product offerings will immediately present synergistic potential in terms of cross-marketing opportunities to our combined customer base as well as providing significant leverage in terms of management capabilities, a larger sales force, and enhanced new product development opportunities based on both companies’ proven technologies.

We expect the financial advantages to include significant top-line revenue growth.  Without factoring in any substantial sales synergies resulting from the transaction, we expect that the combined company will be able to generate  pro forma revenues of between $55 million and $60 million in the first full year following the closing of the transaction.  This transaction is expected to be accretive to both cash flow and to earnings.

SLIDE 7 – An Intensity Modulated Radiation Therapy (IMRT) Market Leader

So why NOMOS? NOMOS is a recognized pioneer of Intensity Modulated Radiation Therapy (IMRT).  As a leading supplier of treatment planning and delivery technology NOMOS’ state of the art IMRT systems allow for an escalated radiation dose to be delivered to a tumor while limiting exposure and damage to nearby healthy tissue through sophisticated computer modeling and radiation beam shaping.  NOMOS has strong brand equity in its comprehensive suite of products including multileaf collimator units for beam shaping, treatment planning software and image guidance systems for radiation therapy.  NOMOS has a large installed customer base, a first-rate product development team, a record of exceptional customer service, a strong network of strategic partnerships and an international marketing presence.  NOMOS’ revenues have grown impressively and for the five years ending in calendar 2003, NOMOS estimates revenues will have grown at a compound annual growth rate of 38 percent.

SLIDE 8 – COMPLEMENTARY STRENGTHS

The combination of our sales forces will allow us to significantly expand our sales coverage.  Each company currently targets the same call points, namely the radiation oncologist, medical physicist or hospital administrator.   We believe that NOMOS’ established customer base and international presence will provide for increased brachytherapy sales both domestically and internationally.  Similarly, NASI’s existing relationships should provide an entrée and opportunity for NOMOS’ products.

Again, from the financial perspective, NOMOS is expected to be free cash flow positive so it is anticipated to add to NASI’s strong pro forma cash balance, which we estimate will be in the range of $35 to $40 million after the transaction. The strength of the combined company will offer a multi-faceted platform for continued growth in the radiation therapy marketplace.

SLIDE 9 - NOMOS

So let’s turn to an overview of NOMOS to describe to you its technology, market, products and financials.

SLIDE 10 - NOMOS

NOMOS is a leading supplier of planning and delivery technology for IMRT.  So what exactly is IMRT?

IMRT is the delivery of external beam radiation to solid tumors using what are referred to as pencil beams of radiation, which can be manipulated to conform more uniformly to the size and shape of the tumor than conventional external beam methods. As a result, IMRT allows for escalated radiation doses through improvement in the accuracy of radiation delivery, which in turn is believed to provide better clinical outcomes, reduced damage to nearby healthy tissue, and improved quality of life for cancer patients.

IMRT is an established therapy with increasing market presence.  With favorable reimbursement, it has become the technology of choice for certain radiation treatments.

NOMOS is a recognized technology and market leader with the 1st IMRT patient treated with NOMOS technology in 1994 and, to date, more than 25,000 patients having been treated using NOMOS’ IMRT technology.

SLIDE 11 – IMRT OPPORTUNITY

There is a large and growing market for all of NOMOS’ products, with clinical sites around the world housing in aggregate more than 8,000 linear accelerators serving as potential customers.  Early adopters started using NOMOS’ IMRT technology in the mid-90’s and the rest of the market began to follow in 2001 when reimbursement was established in the U.S.  IMRT currently represents only about 15%-20% of the total radiation therapy market but, with reimbursement and growing acceptance, some have projected this number to increase to between 60%-80% of the total radiation therapy procedures performed in the next 5-7 years.

SLIDE 12 – CLINICAL ADVANTAGES OF IMRT

Again, IMRT has distinct advantages over conventional external beam treatment methods, allowing the doctor to precisely deliver higher doses of radiation to the tumor while sparing sensitive structures that surround it. Essentially, multiple beams of radiation can be targeted on the tumor from multiple angles and intensities which provides for thousands of beam arrangements which result in individualized treatment on a per patient and per tumor basis.

SLIDE 13 – ADVANTAGES OF IMRT OVER CONVENTIONAL RADIATION THERAPY

In the slide being shown, though it may not show up as clear on your screen as it actually is, you can see how IMRT can focus the radiation field on the tumor area far more accurately than 2D or 3D conventional treatment.  This is the primary advantage of IMRT.  For example, NOMOS’ IMRT planning and delivery systems can “unwrap” a tumor surrounding the optic nerve and spare the eyesight of the patient.  This cannot be accomplished with conventional external beam radiation delivery without causing loss of sight.

SLIDE 14 – A DVANTAGES OF IMRT OVER CONVENTIONAL RADIATION THERAPY

Again, though maybe difficult for viewers to see through this presentation format, in this slide of a prostate treatment, the tight margin of radiation around the prostate is compared to the much broader medium and high dose radiation levels deliver by 2D or 3D conventional treatment.  The damage caused to the rectum and bladder in the conventional treatment will lead to undesirable complications such as incontinence, impotence and rectal bleeding.  IMRT can lead to a much better quality of life for this patient and will reduce the overall cost of his medical treatments.

SLIDE 15 – NOMOS – A LEADER IN IMRT INNOVATION

NOMOS is a recognized pioneer in IMRT and was the first to develop and market an FDA cleared commercial IMRT product in 1996 known as PEACOCK.  Since then, as an innovator in the field, NOMOS has released numerous upgrades to its PEACOCK technology and developed two additional FDA cleared products in the field of external beam radiation therapy: its ultrasound image guidance system known as BAT and its Monte Carlo planning system know as PEREGRINE.  Each of these products leads in its respective market   NOMOS has also brought to market remote treatment planning services with NOMOS Rx, an in-house treatment planning service.  Additionally, the product pipeline includes a number of upgrades and important enhancements to all product lines.

SLIDE 16 – INNOVATIVE PRODUCTS

As previously mentioned, more than 25,000 patients throughout the world have safely received IMRT treatments at hospitals equipped with NOMOS’ clinically proven PEACOCK, which consists of the CORVUS and MIMiC systems. In addition, NOMOS’ BAT is a unique ultrasound-based target localization system used primarily in prostate cancer treatments. NOMOS’ PEREGRINE, is the first commercially available Monte Carlo program for photon based dose calculation.

SLIDE 17 – PEACOCK (CORVUS AND MIMIC)

The PEACOCK product was designed to provide the hospital or clinic with the opportunity to convert an existing linear accelerator into a fully functional IMRT system. It consists of a multi-leaf collimator (MIMiC) and treatment planning software (CORVUS) and continues to be the only complete system designed specifically for IMRT. PEACOCK can be installed and commissioned in off-hours, and over weekends, with no downtime to the clinic, no decrease in patient throughput and at significantly less expense than purchasing a new IMRT ready linear accelerator. Once installed, a linear accelerator can be converted from a conventional treatment system to an IMRT delivery in minutes allowing increased flexibility in managing patient flow for the clinic.

SLIDE 18 – BAT

NOMOS was also the first to develop and bring to market a non-invasive image guided targeting and patient positioning system.  The company’s “BAT” product is able to accurately identify the location of the tumor in the patient and determine the position of the patient on the table relative to the radiation beam.  This technology was an extraordinary advancement in radiation therapy, allowing a physician to easily and quickly reduce the margin of error in a prostate treatment from 2 centimeters to 2 millimeters.  Improvements in radiation targeting such as this allows the doctor to prescribe increased dose to the tumor target while reducing damage to nearby healthy tissue.

SLIDE 19 – PEREGRINE

PEREGRINE was introduced to the market in late 2000, and to this day remains the only FDA cleared photon-based Monte Carlo dose calculation system.  Why is this important?  PEREGRINE allows the doctor to more accurately simulate the complex interaction of radiation with soft tissue and other structures and the resulting dose distribution “before” the radiation is delivered, providing for better quality of care and enabling higher dose to be delivered to the target with greater precision and greater confidence.

SLIDE 20 – NOMOS Rx

NOMOS Rx is a remote IMRT planning service.  Through NOMOS Rx, clinics with limited resources or limited staffing, have the capability to do IMRT with the confidence of knowing that they are using the most proven IMRT system on the market.  A custom program can be tailored to each clinic.   Thus, this service facilitates easy and rapid IMRT adoption.

SLIDE 21- COMPETIVE LANDSCAPE

From the tip of the accelerator to the documentation of the treatment delivery, no single competitor offers as complete a set of treatment planning products and services in IMRT as NOMOS.  NOMOS’ sales strategy is simply to design and innovate products that help their customers to treat solid tumors quickly and efficiently, allowing for the delivery of the best quality care to cancer patients.

It is important to note that NOMOS’ products and technologies are “linac-agnostic” and will work with any of the linear accelerators manufactured by the major players in the market, such as Varian, Siemens and Elekta.

SLIDE 22 – NASI/NOMOS – CREATING SHAREHOLDER VALUE (“CHAPTER-HEADING” SLIDE)

Let’s return to discussing how this transaction creates shareholder value.

SLIDE 23 — NASI…     Creating Value

We believe this transaction will create both near-term and long-term value for our stockholders.  We expect this acquisition will strengthen and accelerate our revenue and earnings growth by expanding our presence in the radiation oncology marketplace and accelerating market penetration.

SLIDE 24 — Creating a Leader in Radiation Therapy

The radiation oncology community can now look to us for a broad array of products and services designed to meet the needs of physicians, administrators and patients.  A larger and stronger sales force with the ability to cross-market the combined product portfolio both domestically and internationally should greatly enhance our ability to provide optimal sales coverage, customer service and other essential marketing functions.  We should be able to introduce new products to the market more rapidly and effectively and will be in a stronger position to take advantage of national contracts, strategic partnerships and other business development opportunities.

SLIDE 25 - Combined Radiation Therapy Product Portfolio

What you see here is the “new NASI” from a product perspective.  At the beginning of this year, we were primarily a manufacturer of brachytherapy seeds that were marketed by another company.  Early in 2003, we terminated our relationship with Mentor Corporation and developed our own sales and marketing team to sell our seeds, knowing that our ability to work directly with the end customer was the best way to ensure the market position of our products and enhance long term profitability.  However, from the time we decided to begin direct selling efforts, we new that we would add complementary products to our brachytherapy line.

Now NASI possesses a diverse radiation therapy product portfolio in addition to our Iodine-based and Palladium-based brachytherapy seeds for the treatment of prostate cancer and ocular melanoma.  We recently acquired a company specializing in steppers and stabilizers used in the treatment of prostate cancer, and the NOMOS acquisition will provide us with a broad line of IMRT products for the treatment of cancers of the head and neck, prostate, breast, lung and other solid tumors, including the PEACOCK IMRT planning and delivery system, BAT for image-guided patient positioning and target localization; PEREGRINE for state of the art dose calculation; and NOMOS Rx for remote treatment planning.

Now, let me turn it back over to Alan for a financial summary.

Alan Edrick

SLIDE 26 – NOMOS REVENUE AND EBITDA

Thank you. Mike has taken you through the strategic vision of the combined company so now let me spend a few minutes on the potential financial impact of the transaction.

From a historical standpoint, NOMOS has had strong revenue growth.  Revenues are estimated to have grown 38% on a compounded annual basis for the 5 years ending this calendar year.  The growth from 2002 to 2003 was lower than historical levels due to a variety of factors.  First, the company tried unsuccessfully to go public in 2002, which would have provided the capital necessary to implement its plan of introducing several new product enhancements and growing its international sales and service network.  These initiatives were expected to fuel growth beginning in 2003.  The lack of funding, coupled with a difficult economic and international environment, caused the company to grow more slowly, with an

emphasis on maintaining its domestic market position.   We expect revenue growth in 2004 and 2005 will be more robust, due to planned product introductions and upgrades. Furthermore, as a result of this transaction, a larger sales force and greater resources is expected to further fuel this growth.  We also note that the company has generated positive EBITDA since 2001, and is estimating to exit 2003 with approximately $2 million in EBITDA.

SLIDE 27 – PRO FORMA OPERATING STATISTICS

Let’s move to our income statement and review operating results for the trailing four fiscal quarters for NASI and on a pro forma basis.  NASI’s trailing twelve-month sales totaled $16.7 million as of July 31, 2003.  It is important to note that we transitioned from selling our brachytherapy seeds through Mentor to selling direct in 2003.  The proposed acquisition of NOMOS would nearly triple this amount on a pro forma basis to sales of approximately $48 million. We expect the revenues generated by the combined company will have a similar gross margin percentage to the base NASI business.

Our trailing twelve-month R&D investment of $7.4 million would become on a pro forma basis $12.2 million.  Similarly, selling, general and administrative expenses which were $10.2 million for NASI on a standalone basis would become $21.4 million on a pro forma basis representing a decrease in these costs as a percentage of sales on a combined basis.  Please recognize that these pro forma figures assume no synergies.  At this time, we are refraining from estimating the potential revenue and/or expense synergies resulting from the transaction.  After we have had an opportunity to implement our integration plan we will provide a more refined view on the operating benefits of the transaction.

And in terms of EBITDA,: a July 31 trailing 12 month loss of ($7.1) million before acquisition is reduced to ($5.5) million on a pro forma basis subsequent to the acquisition.

SLIDE 28 – STRONG PROJECTED REVENUE GROWTH

The NASI/NOMOS combination creates new opportunities for revenue growth in radiation therapy. We intend to leverage an expanded sales force and each company’s established customer relationships to gain increased market penetration in the brachytherapy, external beam and image guidance market places.

Published revenue estimates for NASI for fiscal 2003 are $14 - $15 million.  Pro forma for the acquisition using Nomos’ 2003 calendar year would approximately triple our revenues to $43-$48 million.  Both NASI and NOMOS are projecting significant growth for 2004.  This is based upon NASI building upon our successful transition to direct sales, NOMOS’s increasing penetration in a growing market combined with new product launches and together leveraging the sales force and customer relationships.  We are projecting first twelve months sales post-transaction of approximately $55-$60 million.  Please note that we expect to only record approximately 9 months of NOMOS operations for our fiscal year ending October 2004.

While PEACOCK, CORVUS and BAT sales generate most of the revenues, service and maintenance and product upgrades to existing customers are an important part of the revenue mix.

SLIDE 29 – STRONG BALANCE SHEET TO FUND GROWTH

The combined company will have significant resources following the transaction to invest in new product development and sales and marketing to compete effectively in the field of radiation therapy.  At July 31, which marked the end of our third fiscal quarter, NASI reported $51.6 million in cash and marketable securities. Following the acquisition (estimated to close in calendar Q1 2004), pro forma cash and cash equivalents accounting for the cash component of the purchase price and transaction costs is expected to approximate $35 – $40 million.

Our total assets are expected to increase from approximately $64 million to $116 million post-acquisition.  We will continue to be debt free.

With that I’d like to turn the call back to Mike to wrap up this presentation and to begin the question and answer session.

SLIDE 30 – SUMMARY – NASI CREATING VALUE

Thank you Alan. We’d like to thank webcast participants for taking time for our presentation today on one of the most significant corporate events in the history of North American Scientific. I’d like to conclude with a quick recap of the highlights that we believe our acquisition of NOMOS should provide in terms of enhanced stockholder value.

Through this acquisition we are:

•                  Developing market leadership and innovation and expanding our presence in the broader radiation therapy market

•                  Accelerating near term revenue growth and strengthening our long term growth potential

•                  Enhancing our free cash flow and earnings potential

•                  And with more than 50 engineers, physicists and technical specialists as part of 110 dedicated employees, new and innovative products for the diagnoses, management and treatment of disease will continue to be the future of North American Scientific and NOMOS.

SLIDE 31 – NASI AND NOMOS LOGOS

Thank you again for joining us today and we now open the call to questions.